Exhibit 99.1

Press Release

GasLog Ltd. announces appointment of new Director and Chief Operating Officer

MONACO — June 14, 2013 — GasLog Ltd. (“GasLog” and the “Company”) (NYSE: GLOG) today announced that the Board has appointed Mr. Dennis Houston as new independent member of the Board of GasLog effective June 14, 2013. Dennis Houston has also been appointed member of the Audit & Risk Committee as well as a member of the Compensation Committee and HSSE Committee of the Company. The Board has further appointed Graham Westgarth as Chief Operating Officer.

Dennis M. Houston retired from Exxon Mobil on May 31, 2010, after over 35 years with Exxon and then Exxon Mobil and currently about 40 years of total experience in the Downstream Sector of the Oil and Gas industry. His positions at retirement were Executive Vice President Refining & Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC, and Chairman of Standard Tankers Bahamas Limited. His primary responsibilities included managing the supply, marine transportation and pipeline businesses for Exxon Mobil Corporation on a global basis. Dennis Houston holds a Bachelor of Science degree in Chemical Engineering from the University of Illinois and an Honorary Doctorate of Public Administration Degree from Massachusetts Maritime Academy. He currently serves as Director of PBF Energy Inc., Argus Media Limited L.L.C., ABS Group and is an active member of several other energy related organisations.

“We are delighted that Dennis Houston has accepted to join the Board” said Chairman of the Board Peter G. Livanos. “His extensive experience and knowledge within the energy industry will be an enormous asset to the Board and the Company.”

The newly appointed Chief Operating Officer, Graham Westgarth joined GasLog in January 2013 as Executive Vice President, Operations and Strategy. Graham Westgarth joined GasLog from Teekay Shipping where he has been a member of the Teekay Senior Leadership team since February 1999. Most recently he was EVP of Innovation, Technology and Projects, which included commercial and operational responsibility for a number of FSO’s. From 2001 to 2010 he served as President, Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also spent a year as CEO of Teekay Petrojarl following its acquisition. Prior to Teekay, he was at Mærsk Company Limited from 1987 to 1999, the last 5 years of which were as General Manager of the Maersk UK flag fleet. Graham is the current Chairman of INTERTANKO, an industry organisation, which represents 80% of the world’s independent tanker owners and operators.

“Graham has done an excellent job as Executive Vice President, Operations and Strategy during the last 5 months. In order to make best use of Graham Westgarth’s extensive experience and broad knowledge, the Board felt that this was the right time to extend his role to that of Chief Operating Officer and that in this position Graham Westgarth will be able to provide strong support to the Chief Executive Officer; Paul Wogan” said Peter G. Livanos.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly-owned LNG carriers, including two ships delivered in 2010, three ships delivered in 2013 and seven LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Paul Wogan (Chief Executive Officer, GasLog, Monaco)

Phone: +377 97975115

Phone: +1 203-428-3231 (Ray Posadas, Solebury Communications, NYC)

Email: ir@gaslogltd.com